UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Entry into a Material Definitive Agreement.

Underwriting Agreement

On April 9, 2021, Vascular Biogenics Ltd., a company organized under the laws of Israel (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Guggenheim Securities, LLC, as representative of the underwriters (the “Underwriters”), pursuant to which the Company agreed to issue and sell (i) 5,150,265 ordinary shares (the “Shares”), par value NIS 0.01 per share, of the Company (“Ordinary Shares”), at a price to the public of $1.90 per share, and (ii) pre-funded warrants of the Company to purchase 8,050,000 Ordinary Shares at an exercise price of $0.01 per share (the “Pre-Funded Warrants”), at a price to the public of $1.89 per Ordinary Share underlying the Pre-Funded Warrants (equal to the public offering price per Share minus $0.01) (the “Offering”). Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to additional 1,980,039 Ordinary Shares on the same terms as the Shares (the “Option”). The gross proceeds to the Company from the Offering are expected to be approximately $25.0 million, before the deduction of underwriting discounts and commissions and offering expenses and excluding the proceeds from the Underwriters’ exercise of the Option.

The Pre-Funded Warrants are exercisable at any time, provided that each Pre-Funded Warrant holder will be prohibited from exercising such Pre-Funded Warrants into ordinary shares if, as a result of such exercise, the holder, together with its affiliates, would own more than 19.99% (or, at the election of the Pre-Funded Warrant holder, 4.99%) of the total number of Ordinary Shares then issued and outstanding.

The Offering was made by the Company pursuant to a registration statement on Form F-3 (File No. 333-251821) (the “Registration Statement”), that was filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2020, and was declared effective on January 8, 2021. A preliminary prospectus supplement and prospectus supplement and the accompanying prospectus relating to the Offering have been filed with the Commission. The closing of the Offering is expected to occur on or about April 13, 2021, subject to the satisfaction of closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing.

The foregoing summaries of the Underwriting Agreement and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 1.1 and 4.1, respectively, to this Form 6-K, which are incorporated herein by reference.

A copy of the legal opinion, including the related consent, of Horn & Co. relating to the validity of the Shares is filed as Exhibit 5.1 hereto. A copy of the legal opinion, including the related consent, of Goodwin Procter LLP, relating to the validity of the Pre-Funded Warrants is filed as Exhibit 5.2 hereto. Each of Exhibit 5.1 and Exhibit 5.2 are filed with reference to, and are hereby incorporated by reference into, the Registration Statement.

Other Events

The Company issued a press release announcing the pricing of the Offering on April 9, 2021. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Exhibits.

Exhibit Number	Description
1.1	Underwriting Agreement, dated April 9, 2021
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Horn & Co., Israeli counsel to the Company, as to the Shares
5.2	Opinion of Goodwin Procter LLP, as to the Pre-Funded Warrants
23.1	Consent of Horn & Co. (included in Exhibit 5.1)
23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.2)
99.1	Press Release dated April 9, 2021 announcing the pricing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: April 12, 2021	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer